RADICA GAMES LIMITED
                       ANNOUNCES NEW SHARE REPURCHASE PLAN

FOR IMMEDIATE RELEASE                    CONTACT: PATRICK S. FEELY
SEPTEMBER 22, 1998                                PRESIDENT & COO
                                                  (LOS ANGELES, CALIFORNIA)
                                                  (626) 744 1150

                                                  DAVID C.W. HOWELL
                                                  EXECUTIVE V.P. & CFO
                                                  (HONG KONG)
                                                  (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that the Board of Directors of the Company has approved a new share repurchase plan to purchase up to one million shares of the Company's common stock. The amount and timing of purchases will be dependent upon market conditions.

Between July 8, 1998 and September 2, 1998, the Company repurchased one million shares at an average price of $15.78 completing the second million share repurchase plan previously announced on July 8, 1998.



Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at WWW.RADICAGAMES.COM.

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